Filed by TierOne Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: TierOne Corporation (Commission File No.: 000-50015)

November 26, 2007

Edward J. Swotek, Senior Vice President

Immediately

TierOne Corporation Merger Proposal Receives Positive Support from Nation’s Largest Corporate Governance Firm

LINCOLN, NE – November 26, 2007 — TierOne Corporation (NASDAQ: TONE) announced today that Institutional Shareholder Services (“ISS”), the nation’s largest independent proxy advisory and voting firm, has recommended TierOne shareholders vote for the pending merger with CapitalSource, Inc.

In a joint statement released on May 17, TierOne and CapitalSource announced they had reached a definitive agreement for TierOne to be acquired by CapitalSource in a combined cash and stock transaction.

Despite CapitalSource’s recent stock price volatility, the ISS report stated CapitalSource’s “credit quality and liquidity remain relatively strong” and the acquiring company’s positive market expectations justify TierOne shareholder support for the merger.

“The current 12-month mean price target (15 analysts) for CapitalSource’s stock is $23.27, representing a 56.5 percent premium with respect to CapitalSource’s current stock price of $14.87,” ISS wrote in its report.

The report indicated that TierOne’s stock performance was “generally in line with its peers” despite recent increases in nonperforming loans related primarily to residential construction loans in Florida. The report added TierOne’s stock performance has “significantly outperformed” the KBW Mortgage Finance Index since the merger announcement.

“Based on our review of the terms of the transaction and the factors described above . . . we believe that the merger agreement warrants shareholder approval,” the ISS report concluded.

TierOne shareholders are scheduled to vote on the merger at an upcoming special meeting on November 29. Under terms of the merger agreement, a majority of TierOne’s total shares outstanding will be required to vote for the merger in order for the transaction to receive shareholder approval.

TierOne Corporation is the parent company of TierOne Bank, a $3.5 billion federally chartered savings bank and the largest publicly-traded financial institution headquartered in Nebraska. Celebrating its 100th Anniversary in 2007, TierOne Bank offers customers a wide variety of full-service consumer, commercial and agricultural banking products and services through a network of 69 banking offices located in Nebraska, Iowa and Kansas and nine loan production offices located in Arizona, Colorado, Florida, Minnesota, Nevada and North Carolina.

Additional Information About the Merger with TierOne

In connection with the proposed transaction, CapitalSource filed with the SEC a registration statement on Form S-4 containing the joint proxy statement/prospectus of TierOne and other relevant documents that were mailed to security holders of TierOne. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement has been sent to security holders of TierOne seeking approval of the proposed transaction. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Investor Relations; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in TierOne’s proxy statement filed with the SEC on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials that has been filed with the SEC.

CONTACT:	Edward J. Swotek, Senior Vice President Investor Relations Department (402) 473-6250 investorrelations@tieronecorp.com

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